Stocktrade Network, Inc.
39 Broadway, Suite 720
New York, New York   10016

March 9, 2009

Tom Kluck
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Stocktrade Network, Inc. File No. 333-14972 Filed February 12, 2008 Withdrawal of Registration Statement on S-1

Dear Mr. Tom Kluck:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Stocktrade Network, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on February 12, 2008 (SEC File No. 333-14972) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on the Company's present capital requirements for its operations.  Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Stocktrade Network, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Richard I. Anslow at (732) 409-1212.

 Very truly yours,

STOCKTRADE NETWORK, INC.

By:	/s/ Anthony Fusco ANTHONY FUSCO President, Treasurer and Director